05039543

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-37444

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Banca IMI Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York (City) New York (State) 10167 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH. D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giovanni Palacardo (212) 326-1103
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

We, Giovanni Palacardo and Vincent DiBella, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Banca IMI Securities Corp. and subsidiary (the "Company") for the year ended December 31, 2004, are true and correct, and such consolidated financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

G. P[signature] Feb. 25, 2005

Signature Date

Chief Executive Officer

Title

[signature] Feb. 25, 2005

Signature Date

Chief Financial Officer

Title

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified In Nassau County
My Commission Expires June 5, 2006

Marina Belcic [signature]

Notary Public

BANCA IMI SECURITIES CORP.
(SEC I.D. No. 8-37444)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Banca IMI Securities Corp.:
New York, NY

We have audited the accompanying consolidated statement of financial condition of Banca IMI Securities Corp. and subsidiary (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Banca IMI Securities Corp. and subsidiary at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

BANCA IMI SECURITIES CORP.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	1,805,260
Securities segregated in compliance with federal regulations		10,998,345
Securities borrowed		955,128,898
Securities purchased under agreements to resell		242,362,808
Financial instruments owned, at fair value		90,385,819
Receivables from brokers, dealers and clearing organizations		17,510,627
Receivables from affiliates		2,040,721
Receivables from customers		3,993,735
Exchange memberships owned, at cost (market value $2,332,500)		756,757
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,108,486		370,738
Other assets		3,149,648
TOTAL ASSETS	$	1,328,503,356

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Drafts payable	$	3,103,900
Securities loaned		953,204,329
Securities sold under agreements to repurchase		197,358,900
Financial instruments sold, not yet purchased, at fair value		5,623,943
Payables to brokers, dealers and clearing organizations		925,393
Payables to customers		1,932,563
Accounts payable and accrued expenses		3,613,312
Other liabilities		43,064
Total liabilities		1,165,805,404
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDER'S EQUITY:		
Common stock (66,500 shares authorized, 44,500 shares issued and outstanding, no par value)		44,500,000
Additional paid-in capital		202,000,000
Accumulated deficit		(83,802,048)
Total stockholder's equity		162,697,952
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,328,503,356

See notes to consolidated financial statements.

BANCA IMI SECURITIES CORP.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Banca IMI Securities Corp. and subsidiary (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"), and of the National Association of Securities Dealers, Inc. The Company is also registered as an introducing broker with the National Futures Association and is a member of the Chicago Board of Trade.

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which in turn is wholly owned by Banca D'Intermediazione Mobiliare IMI S.p.A. ("Banca IMI"), the investment banking arm of Sanpaolo IMI Group (the "Group"). The Company's wholly owned subsidiary, Cedar Street Securities Corp., has been dormant since 1995.

As part of Banca IMI's investment banking group, the Company serves as the center to cross-sell European and U.S. securities, focusing on the distribution of European equities and fixed income instruments to U.S. institutional investors and on the sale of U.S. products to the Group's European customer base. In addition, the Company provides electronic order routing services to major U.S. and European stock exchanges (i.e. NYSE, NASDAQ, Xetra, and Italian Stock Exchange) for U.S. and European clients. The Company also conducts a securities borrowed and loaned conduit business in U.S. and foreign securities.

The Company's securities brokerage business consists of U.S. and international activities. Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated statement of financial condition includes the accounts of Banca IMI Securities Corp. and its subsidiary, and is presented in accordance with accounting principles generally accepted in the United States of America which includes industry practices. All intercompany balances have been eliminated.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the consolidated statement of financial condition and accompanying notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days or less, other than those used for trading purposes.

Securities Segregated for Regulatory Purposes – U.S. Treasury bills with a market value of $10,998,345 have been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased—Proprietary securities transactions are recorded on a trade date basis. Financial instruments owned and financial instruments sold, not yet purchased are recorded at fair value. Fair value is determined by reference to third party sources such as exchanges and other dealers' price quotations.

Customer Securities Transactions—Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying consolidated statement of financial condition.

Collateralized Securities Transactions—Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Receivable from and Payable to Brokers and Dealers—Receivable from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payable to brokers and dealers primarily consist of securities failed to receive. Receivable from and payable to brokers and dealers are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Income Taxes— The Company is included in the consolidated Federal, state and local income tax return of IMI U.S. Income taxes have been determined on a separate company basis.

Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"), which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized, see Note 7.

Furniture, Equipment and Leasehold Improvements—Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recovered.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

4. FINANCIAL INSTRUMENTS OWNED AND FINANCIAL INSTRUMENTS SOLD, NOT YET PURCHASED

Financial instruments owned and financial instruments sold, not yet purchased, at fair value, at December 31, 2004 consist of the following:

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Corporate bonds	$90,333,963	$ -
Other	51,856	5,623,943
Total	$90,385,819	$ 5,623,943

The Company has in its proprietary trading inventory, a Euro-denominated bond, issued by Banca IMI carried at a fair value of $27,076,000 on the consolidated statement of financial condition. The bond is not publicly traded and is valued based upon management's best estimate. Because of the inherent uncertainty of the valuation of the instrument as it is not readily marketable, estimated values may differ significantly from the values that would have been reported had a ready market for the investment existed.

The Company entered into a foreign exchange forward derivative contract to hedge its foreign exchange exposure relating to its Euro-denominated bond. The forward derivative contract is recorded at fair value. Fair value was based on a standard valuation model that utilized observable market data inputs including foreign exchange rates and yield curves. The fair value of the derivative contract was $5,623,910 at December 31, 2004 and is included in financial instruments sold, not yet purchased.

The forward contract represents an obligation of the Company at December 31, 2004. The valuation of this contract, as noted above, is based upon market inputs prevailing at a point in time. Consequently, future adverse movements in these market inputs could result with a liability greater than that reflected on the consolidated statement of financial condition as of December 31, 2004.

At December 31, 2004, there were no securities owned which were pledged to counterparties.

5. COLLATERALIZED SECURITIES TRANSACTIONS

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase transactions and securities borrowing transactions. Generally, the Company is permitted to rehypothecate securities under such transactions.

At December 31, 2004, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $1,166,198,000. This collateral was generally obtained under reverse repurchase or securities borrowing agreements. Of these securities received as collateral, securities with a fair value of approximately $1,119,634,000 were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales.

6. FIXED ASSETS

The cost of the fixed assets – net for the year ended December 31, 2004 is as follows:

Equipment	$1,693,947
Leasehold improvements	606,607
Furniture and fixtures	178,670
	2,479,224
Less accumulated depreciation and amortization	2,108,486
Fixed assets – net	$ 370,738

7. INCOME TAXES

In assessing the need to record a valuation allowance against its deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the year in which temporary differences will reverse and within allowable carryforward periods for certain tax attributes.

During the year ended December 31, 2004, management determined that based upon all available evidence, it is more likely than not that a portion of its deferred tax assets relating to net operating loss carryforwards would be realized. As such, management reversed a portion of its deferred tax asset valuation allowance in the amount of $680,000 in the current year.

8. COMMON STOCK

During 2004, 44,500 shares of convertible preferred stock owned by IMI U.S. were converted to 44,500 shares of common stock. In addition, a $40,050 dividend was declared by the Board of Directors and paid to the common stockholder.

9. COMMITMENTS AND CONTINGENCIES

Brokerage Activities—In the ordinary course of business the Company has various guarantees embedded in certain of its exchange membership and clearing organization agreements which are on the same terms as other members. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

Additionally, in its capacity as a securities clearing broker, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. Such transactions were fully collateralized at December 31, 2004.

Leases—The Company has obligations under noncancelable operating leases for space with various expiration dates. The terms of the lease on the 245 Park Avenue, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

Year Ending December 31,	
2005	$ 623,266
2006	562,026
2007	186,177

Additionally, the Company leases various equipment under noncancelable operating leases expiring in one to five years. Annual commitments under such leases aggregate $25,474 in 2005, $20,678 in 2006, $5,342 in 2007 and $1,645 in 2008.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. The Company has elected to use the Alternative Net Capital Method permitted by Rule 15c3-1 which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2004, the Company's net capital of $116,724,789 exceeded the minimum requirement by $115,724,789.

11. CONCENTRATIONS OF CREDIT RISK

The Company's clearance activities for customers, including affiliates (collectively "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

12. EMPLOYEE BENEFITS

401(k) Plan—All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 50% matching contribution on the first 5% of compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five year period.

Profit-Sharing Plan—The Company has a profit sharing plan for all employees who have been employed with the Company as of each fiscal year end. The Board of Directors sets the profit sharing percentage for the plan annually. All contributions vest over a four year period commencing with the third year of employment with the Company.

13. REGULATORY

The Company operates in a regulated environment that can involve investigations and proceedings by governmental agencies and self-regulatory organizations. The NYSE is conducting an investigation regarding the Company's 2003 Financial and Operational Examination Report. Although the ultimate outcome of this matter cannot be ascertained at this time, it is the opinion of management that the resolution of such matters will not have a material adverse impact on the consolidated statement of financial condition.

14. RELATED PARTIES

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions, transacting in repurchase, reverse repurchase and securities lending arrangements and providing operational support for foreign affiliates in their securities dealings in the United States.

Summarized below are the Company's affiliate balances as of December 31, 2004:

Assets:	
Securities borrowed	$ 2,621,500
Securities purchased under agreements to resell	17,831,761
Receivables from brokers, dealers and clearing organizations	1,871,267
Financial instuments owned, at fair value	27,076,000
Receivables from affiliates	2,040,721
Receivables from customers	600,029
Other assets	6,045
Total assets	$ 52,047,323
Liabilities:	
Securities sold under agreements to repurchase	$ 179,549,537
Securities loaned	14,400
Payables to customers	949,198
Accounts payable and accrued expenses	257,003
Total liabilities	$ 180,770,138

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2005

Banca IMI Securities Corp.
245 Park Avenue, 35th Floor
New York, NY

In planning and performing our audit of the consolidated financial statements of Banca IMI Securities Corp. and subsidiary (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP